Exhibit (A)(5)(T)

To:	Eligible Participants in Progress Software’s Offer to Amend Certain Options
From:	Progress Software Corporation
Subject:	Notice of Payment Acceleration, Extension of the Expiration Date of the Offer, and Exclusion of Former Directors and Executive Officers
Date:	April 5, 2007
***** CHANGE IN TERMS OF OFFER *****
ACCELERATION OF PAYMENT
     We are changing the terms of our offer to amend certain outstanding options (the “Offer”), and we are also extending the Offer until 5:00 p.m., Eastern Time, on April 12, 2007 to give you additional time to consider and respond to the new terms of the Offer. The new Expiration Date of the Offer (as described in the Offer to Amend dated December 22, 2006) is April 12, 2007.
Acceleration of Payment of Unvested Cash Bonus
     We are amending the Offer to accelerate the payment of the Unvested Cash Bonus and to remove all vesting conditions to the payment of the Unvested Cash Bonus. Under the amended terms of the Offer, an employee who properly accepts the offer to amend his or her eligible options will receive a contractual right to receive the entire amount of the Cash Bonus attributable to those options in one lump sum on or about January 2, 2008, regardless of whether the employee is employed by us on the date of payment. There are no longer any vesting conditions on any portion of the Cash Bonus. An employee does not need to remain employed by us for any period of time after the Amendment Date in order to receive the entire amount of his or her Cash Bonus. The Amendment Date is the first business day following the expiration date of the Offer. The offer is currently scheduled to expire on April 12, 2007, and accordingly the Amendment Date is currently scheduled to occur on April 13, 2007. (If we further extend the Offer, the scheduled Amendment Date will be postponed accordingly.)
     As a result of this amendment, there will no longer be any difference in the contractual payment terms with respect to amended eligible options that are vested at the expiration of the Offer and options that vest thereafter; we will pay the entire Cash Bonus attributable to all options amended pursuant to the Offer, whether vested or unvested, on or about January 2, 2008. As we discuss in more detail in the Offer to Amend, the delay in the payment of the Cash Bonus until 2008 is required by the provisions of Section 409A of the Internal Revenue Code of 1986, as amended.
     As described in the Offer to Amend, we must withhold all applicable U.S. federal, state and local income and employment withholding taxes as well as all applicable foreign taxes and other payments from the Cash Bonus payment, and employees who accept the Offer will receive only the portion of the payment remaining after those taxes and payments have been withheld.

     This change in the payment terms of the Cash Bonus does not affect any of the vesting or exercisability terms of any amended eligible options. As described in more detail in the Offer to Amend, other than the increase in the exercise price of each eligible option amended pursuant to the Offer, each amended option will continue to be subject to the same vesting schedule, exercise period, option term and other terms and conditions as in effect for that option immediately prior to its amendment.
Exclusion of Former Directors and Executive Officers
     We are also amending the Offer to exclude former directors and executive officers as Eligible Participants in the Offer, even if they are current employees. At present, none of our current directors and executive officers is eligible to participate in the Offer. However, we are conducting the Offer in reliance on exemptions from certain rules of the Securities and Exchange Commission regarding tender offers, and those exemptions require us to exclude as Eligible Participants in the Offer all current and former directors and executive officers. Accordingly, any employee who was formerly a director or executive officer of Progress is no longer eligible to participate in the Offer.
     As a reminder, under the current terms of the Offer, only individuals who are currently employed by Progress or one of its subsidiaries and who remain so employed as of the close of business on the Amendment Date are eligible to participate in the Offer. Individuals who cease to be employed by Progress or one of its subsidiaries at any time before the close of business on the Amendment Date will not be eligible to participate in the Offer.
General Matters
     Please note that, in order to provide us time to process the option amendments with E*Trade, E*Trade will not be available for holders of amended options to exercise any of their options for approximately three business days after the Amendment Date. We will notify each holder of an amended option when the option amendments have been processed with E*Trade.
     Although at this time we are extending the Expiration Date of the Offer until April 12, 2007, it is possible that further extensions will be necessary. If we further extend the Expiration Date, we will advise you by a similar notice.
     As of the close of business on April 4, 2007, eligible participants had accepted the Offer with respect to eligible options to purchase up to approximately 1.76 million shares of our common stock, representing approximately 99.9% of the shares of common stock purchasable under eligible options outstanding as of that date.
     If you have already submitted a properly completed Letter of Transmittal in accordance with the terms of the Offer and do not wish to change your decision to participate in the Offer, you do not need to do anything at this time.
     If you wish to amend your eligible options in accordance with the terms of the Offer and have not already responded by submitting a properly completed and signed Letter of

Transmittal in accordance with the terms of the Offer, we encourage you to do so as soon as possible and in any event before 5:00 p.m., Eastern Time, on April 12, 2007.
     In connection with the tender offer, you previously received (1) the Offer to Amend dated December 22, 2006, (2) the related Letter of Transmittal and (3) a Withdrawal Form. If you did not receive these documents, please contact Susan Goida of Ernst & Young LLP at (800) 425-4425 (domestic) or (201) 872-5840 (international) to request a free copy of these documents. You should read these tender offer documents carefully because they contain important information about the tender offer. We have filed these and related tender offer documents with the SEC, and you can obtain them for free at the SEC’s web site (www.sec.gov).